EXHIBIT 99.3
Letter to Shareholders
March 6, 2006
Dear Shareholders,
2005 was a major turning point for Goldcorp shareholders, directors and management. The Company started the year with operations at Red Lake and Wharf producing 600,000 ounces per year, and ended the year closing in on 10 operating mines with 2 million ounces of annual production. In addition we also have a mine under construction at Los Filos and an exciting exploration project in Virginia Gold.
To say that Goldcorp is now a different Company is an understatement. In February, Goldcorp shareholders voted to acquire Wheaton River Minerals for $2 billion in a transaction that increased 2005 production from 600,000 ounces to over 1 million. In June the Company acquired the Bermejal Gold project in Mexico and commenced studies to combine it with our Los Filos project 2 kilometres away. This combined operation will start production in early 2007, becoming the largest gold mine in Mexico. During the third quarter the Company commenced discussions with Barrick for the joint takeover of Placer Dome. This plan was announced in late October and is expected to close early in the second quarter of 2006. As a result of acquiring operating interests in four additional mines from Barrick (Placer), 2006 production is expected to total 2 million ounces. In December we announced the acquisition of Virginia Gold, and specifically the Éléonore Gold exploration project in the James Bay region of Quebec. This acquisition will also conclude in the second quarter.
As one can imagine the joining of the Goldcorp-Wheaton assets closely followed now by a combination of the Placer assets, is a major undertaking for what was a relatively small company. I can assure you that all the people involved have succeeded in integrating these operations with no adverse effects on production, financial reporting, or safety. This integration process will evolve throughout 2006 and we expect to have all systems fully functioning by year end.
As Goldcorp takes its place among the world’s leading gold mining companies (third in North America, fifth in the world) it will continue to focus on providing real returns for investors. While we believe the frenetic growth of the past few years is largely complete, we continue to assess acquisition opportunities and we will enhance shareholder value.
All of this activity has only been possible because of the dedication and support of many people. In addition to the incredible hard work of Goldcorp production personnel at each mine site, the long hours of the administrative staff throughout the organization, the swift and sure response of our legal and financial advisors, and the untiring support of our board of directors, none of this success is possible without the patience and understanding of our growing shareholder base. I must thank you, the shareholders, for your faith in our vision and your faith in the management team during this period of rapid growth and constant change.
On a personal note I would like to thank everyone for providing me with the opportunity to take part in the unfolding of an exciting dream over the past four years. It has been an incredible experience for which I am very grateful.
Sincerely,
Ian Telfer
President and Chief Executive Officer

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2005
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. Goldcorp’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 19 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 3, 2006.
2005 HIGHLIGHTS
•	Record net earnings of $286 million ($0.91 per share), compared to $51 million ($0.27 per share) in 2004.

•	Operating cash flows increased substantially to $466 million, compared to $53 million in 2004.

•	Gold production increased to 1,136,300 ounces (2004 – 628,000 ounces) and gold sales more than tripled to 1,344,600 ounces (2004 – 427,600 ounces).

•	Record low total cash costs of $22 per ounce (net of by-product copper and silver credits), compared to $115 per ounce in 2004. (note 1)

•	Dividends paid of $151 million for the year.

•	Cash and cash equivalents at December 31, 2005 totalled $562 million (December 31, 2004 – $333 million).

•	Completion of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) in April 2005, creating the world’s lowest-cost million ounce gold producer.

•	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer”) for approximately $10.1 billion in shares and cash and, upon closing of Barrick’s transaction with Placer, Goldcorp has agreed to purchase from Barrick certain of Placer’s Canadian operations and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of the shares of Placer and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006.

•	On December 5, 2005, Goldcorp announced that it had entered into an agreement with Virginia Gold Mines to acquire the Éléonore gold project in Quebec. Total consideration is approximately $445 million, to be satisfied by issuing 19.6 million common shares of Goldcorp. The transaction is expected to close during April 2006.
1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton on February 14, 2005, the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects as at December 31, 2005 include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (see Subsequent Events).
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange. The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. The Company has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of Placer assets from Barrick.
GOLDCORP INC. RESTATEMENT
Goldcorp Inc. (Goldcorp) is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2005, to amend and restate the US GAAP note disclosure in its financial statements for the years 2005, 2004 and 2003. In addition, the Company is filing amendments to its Quarterly Report on Form 6-K for the period ended March 31, 2006, to amend and restate the US GAAP note disclosure in its financial statements for the first quarter of 2006. The restatement adjusts our US GAAP accounting for share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency, issued by the Company commencing in April 2002.
The Company primarily reports in Canadian GAAP and provides, in its financial statement note disclosure, a reconciliation to US GAAP. Under Canadian GAAP, all of the Company’s outstanding share purchase warrants are accounted for appropriately as equity. Based on the current interpretation of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, share purchase warrants denominated in a currency other than the functional currency of the Company are classified and accounted for as a financial liability. The share purchase warrants did not satisfy the requirements to be scoped out as a derivative as per SFAS 133. From an economic perspective, the warrants will provide and have provided cash flow to the Company as an equity instrument. Previously, the Company was accounting for these share purchase warrants as equity based on its interpretation of SFAS 133 that they qualified for a scope exception. As a result of the SEC interpretation that these share purchase warrants did not meet the specific requirements of SFAS 133 for a scope exception, the Company has restated its 2005, 2004, and 2003 US GAAP net earnings to reflect the mark-to-market impacts related to fair valuation of these series of warrants. The restatement has no effect on the Company’s operations, cash flows, or liquidity at the ends of the respective restated periods.
A comparison of the cumulative earnings effects of this non-cash restatement to cumulative US GAAP net earnings follows.

					Cumulative
					2002
(In thousands of USD)	2002	2003	2004	2005	-2005
(Decrease) increase in US GAAP net earnings	$(14,459)	$(10,903)	$7,377	$(418,264)	$(436,249)
Amended US GAAP net earnings (loss)	$51,184	$83,614	$57,256	$(134,909)
Derivative Liability, as at December 31,	$24,690	$35,593	$28,216	$787,108
Decrease to Shareholder’s Equity	$(10,231)	—	—	$(272,733)	$(282,964)
The Financial Accounting Standards Board (“FASB”) has recently initiated a project on a similar issue to provide implementation guidance on determining whether a conversion option in convertible debt issued with a conversion option that has an exercise price that is denominated in a currency other than the issuer’s functional currency qualifies for the scope exception provided in SFAS 133. This would indicate that the accounting for the issue that gave rise to the Company’s amendment relating to its outstanding share purchase warrants may be revisited by the FASB.
ACQUISITION OF WHEATON RIVER MINERALS LTD
On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.
On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.
On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of the acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer. With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.
As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. Consideration amounted to $1,887 million satisfied by the issue of 143.8 million Goldcorp shares at a price of $13.13 per share. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations". The consolidated financial statements include 82% of Wheaton’s operating results for the period February 15, 2005 to April 15, 2005, and 100% of the results thereafter.
The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152).
An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.

SUMMARIZED ANNUAL FINANCIAL RESULTS

	2005	2004	2003
	(note 1)
Revenues ($000’s)	$896,400	$191,000	$262,600
Gold produced (ounces)	1,136,300	628,000	602,800
Gold sold (ounces)	1,344,600	427,600	677,900
Average realized gold price (per ounce)	$452	$409	$367
Average London spot gold price (per ounce)	$444	$409	$364
Earnings from operations $(000’s)	$419,100	$86,000	$137,100
Net earnings ($000’s)	$285,700	$51,300	$98,800
Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	$0.83	$0.27	$0.53
Cash flow from operating activities ($000’s)	$465,800	$53,100	95,200
Total cash costs (per gold ounce) (note 2)	$22	$115	$100
Dividends paid ($000’s)	$151,000	$53,100	$28,400
Cash and cash equivalents ($000’s)	$562,200	$333,400	$379,000

Total assets ($000’s)	$4,066,000	$701,500	$638,500

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Annual Financial Results:
Goldcorp was transformed during February, 2005 by the acquisition of Wheaton, which resulted in a substantial increase in revenues, gold production and sales, earnings, cash flows and assets. Also during 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, 2005 gold sales include approximately 220,000 ounces of gold from inventory produced, but not sold, in 2004.

Quarterly Financial Review

	2005
	Q1	Q2	Q3	Q4	Total
	(note 1)	(note 1)			(note 1)
Revenues ($000’s)	$122,800	$301,600	$203,700	$268,300	$896,400
Gold produced (ounces)	275,400	281,000	283,700	296,200	1,136,300
Gold sold (ounces)	217,500	543,100	276,700	307,300	1,344,600
Average realized gold price (per ounce)	$430	$432	$444	$492	$452
Earnings from operations ($000’s)	$53,700	$162,400	$87,000	$116,000	$419,100
Net earnings ($000’s)	$29,500	$98,000	$56,500	$101,700	$285,700
Earnings per share
Basic (note 2)	$0.12	$0.30	$0.17	$0.30	$0.91
Diluted (note 2)	$0.11	$0.28	$0.15	$0.27	$0.83
Cash flow from operating activities ($000’s)	$80,200	$163,900	$84,800	$136,900	$465,800
Total cash costs (per gold ounce) (note 3)	$94	$52	$9	$(73)	$22

	2004
	Q1	Q2	Q3	Q4	Total
Revenues ($000’s)	$48,300	$40,500	$50,400	$51,800	$191,000
Gold produced (ounces)	159,300	138,600	163,800	166,300	628,000
Gold sold (ounces)	107,400	93,600	112,800	113,800	427,600
Average realized gold price (per ounce)	$411	$393	$399	$432	$409
Earnings from operations ($000’s)	$26,700	$16,400	$22,800	$20,100	$86,000
Net earnings ($000’s)	$17,300	$9,200	$9,900	$14,900	$51,300
Earnings per share
Basic (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27
Diluted (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27
Cash flow from operating activities ($000’s)	$(3,500)	11,900	22,300	22,400	53,100
Total cash costs (per gold ounce)	$100	$116	$121	$127	$115

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	Sum of quarterly earnings per share may not equal twelve month total since each quarterly amount is calculated independently of each other.

(3)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue and Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Quarterly Financial Results:
Net earnings for the fourth quarter of 2005 were $102 million or $0.30 per share, compared with $15 million or $0.08 per share in 2004. Net earnings increased significantly, primarily due to the acquisition of Wheaton on February 14, 2005, together with higher realized metal prices and a dilution gain on Silver Wheaton of $19 million. Effective April 1, 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, the results for the second quarter of 2005 include the sale of approximately 276,000 ounces of gold from inventory produced in prior quarters. During the fourth quarter of 2004, negative cash flow from operations was due primarily to the payment of cash taxes.

RESULTS OF OPERATIONS

	2005
								Corporate,
							Silver	other and
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	eliminations	Total
		(note 1,2)	(note 1,3)	(note 1,4)	(note 1,5)		(note 1)	(note 1)
Revenues ($000’s)	$362,000	$299,200	$90,700	$—	$58,800	$37,100	$65,700	($17,100)	$896,400
Gold produced (ounces)	616,400	192,600	145,300	—	119,500	62,500	—	—	1,136,300
Gold sold (ounces)	814,200	180,300	148,600	—	120,700	80,800	—	—	1,344,600
Average realized gold price (per ounce)	$442	$462	$448	—	$462	$446	$—	$—	$452
Earnings (loss) from operations ($000’s)	$242,900	$134,400	$19,700	$—	$17,000	$3,900	$19,500	($18,300)	$419,100
Total cash costs (per gold ounce)	$93	$(643)	$119	—	$228	$304	$—	$—	$22

	2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$152,200	$26,100	$12,700	$191,000
Gold produced (ounces)	551,900	76,100	—	628,000
Gold sold (ounces)	365,300	62,300	—	427,600
Average realized gold price (per ounce)	$409	$408	$—	$409
Earnings (loss) from operations ($000’s)	$102,700	$3,600	($20,300)	$86,000
Total cash costs (per gold ounce)	$92	$255	$—	$115

(1)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)	Gold produced of 24,700 ounces and gold sold of 18,600 ounces at Amapari has not been included in the above results of operations as Amapari was not in commercial production until January 1, 2006.

(5)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

OPERATIONAL REVIEW
Red Lake Mine

	2005
					Total	Total
	Q1	Q2	Q3	Q4	2005	2004

Operating Data
Tonnes of ore milled	59,400	60,600	58,500	56,900	235,400	246,800
Average mill head grade (grams/tonne)	104	79	74	72	82	77
Average recovery rate	97%	97%	97%	97%	97%	97%
Gold produced (ounces)	198,500	142,800	153,700	121,400	616,400	551,900
Gold sold (ounces)	127,400	408,500	147,900	130,400	814,200	365,300
Average realized gold price (per ounce)	$429	$433	$440	$489	$442	$409
Total cash costs (per ounce)	$81	$81	$110	$126	$93	$92

Financial Data

(in thousands)

Revenues	$56,000	$176,900	$65,400	$63,700	$362,000	$152,200
Earnings from operations	$39,200	$129,100	$36,900	$37,700	$242,900	$102,700
The Red Lake mine had another strong year, producing 616,400 ounces of gold at a total cash cost of $93 per ounce, compared with 551,900 ounces of gold at a total cash cost of $92 per ounce in 2004. The average mill feed grade was 82 grams/tonne (2004 – 77 grams/tonne) and recoveries were maintained at 97%. The higher grades in 2005 were offset by the effect of a 7% stronger Canadian dollar relative to the United States dollar compared to 2004, leaving total cash costs virtually unchanged. Prior to March 31, 2005, the Company had adopted a policy of holding back from sale approximately one-third of mine production. This policy was discontinued effective April 1, 2005, and the gold bullion inventory was sold during the second quarter of 2005. Current year gold sales of 814,200 ounces included 199,300 ounces of gold from inventory held at the beginning of the year.
During the year, significant progress was made relating to underground development work required to connect the new shaft to the existing mine. This development work is ahead of schedule, which will allow completion prior to the shaft reaching its full depth. The shaft was advanced by 710 metres in 2005, bringing the depth to 1,408 metres as at December 31, 2005. On surface, the haul road has been upgraded and the new ore loading facility and conveyor near the mill were erected. Completion of the new shaft and related infrastructure is on track for completion in late 2007, with the expanded mill to be ready for operation in mid 2007.
During the year, a comprehensive strategic review of the mine, including the new shaft and related infrastructure, was completed with the goal of optimizing the value of future mine cash flows. A detailed plan was adopted that will reduce capital costs and provide many operational benefits to the mine. The revised plan includes completing the new shaft to a depth of 1,950 meters and connecting the existing underground workings with a decline at the 43 level. The lower mine (below 37 level) will now be completely trackless, allowing far greater flexibility. The small volume of truck haulage using the deeper ramp system will still allow access to a depth of at least 2,600 meters with cost effective capital and operating costs. In conjunction with these concept changes, the mine ventilation is to be further upgraded to accommodate higher mine production and increasing regulatory standards.
As part of the overall project optimization, the mill throughput rate will be expanded by 25% to approximately 1,130 tonnes per day instead of the previously planned expansion rate of 900 tonnes per day. The new shaft has an ultimate hoisting capacity of 3,630 tonnes per day, so it will not be a constraint under the revised plan. As a result of these enhancements, total capital expenditures for the new shaft and surface facilities are estimated to be C$196 million, of which C$96 million remains outstanding.

The new shaft design will allow for sinking to greater depths in the future, as warranted, without impacting normal shaft hoisting operations. The new plan also allows for earlier positioning of exploration drill locations much lower in the mine to facilitate more effective and less expensive deeper exploration.
Planning to integrate the Red Lake mine with the Campbell mine, to be acquired from Placer Dome, has already commenced. As part of its strategic goal to consolidate the Red Lake mining area, Goldcorp has acquired a 10% interest in Wolfden Resources Inc, a company with substantial prospective land holdings in the region.
During 2005, the Company paid income and mining tax instalments of $9 million. Income and mining taxes payable at December 31, 2005 amounted to approximately $60 million, which were paid in February 2006.
Alumbrera Mine (Goldcorp interest – 37.5%)

	2005
						Total	Total
	Q1	Q1	Q2	Q3	Q4	2005	2004
		(six weeks)
		(note 1)				(note 1)	(note 1)
Operating Data
Tonnes of ore mined	3,235,300	1,725,600	3,442,900	2,527,400	3,308,900	11,004,800	12,068,400
Tonnes of waste removed	7,190,200	3,540,800	7,535,900	8,188,600	7,667,800	26,933,100	29,797,100
Ratio of waste to ore	2.2	2.1	2.2	3.2	2.3	2.4	2.5
Tonnes of ore milled	3,430,200	1,735,800	3,450,000	3,255,900	3,591,800	12,033,500	13,257,600
Average mill head grade – Gold (grams/tonne)	0.56	0.55	0.58	0.60	0.77	0.63	0.72
– Copper (%)	0.49%	0.46%	0.56%	0.57%	0.65%	0.58%	0.56%
Average recovery rate – Gold (%)	77%	78%	77%	77%	79%	78%	77%
– Copper (%)	90%	89%	91%	89%	91%	90%	90%
Gold produced (ounces)	47,600	23,700	48,900	48,100	71,900	192,600	237,700
Copper produced (thousands of pounds)	32,800	17,200	39,000	36,300	46,800	139,300	145,900
Gold sold (ounces)	50,200	15,200	47,700	48,200	69,200	180,300	226,500
Copper sold (thousands of pounds)	30,000	10,000	33,900	38,600	49,500	132,000	139,200
Average realized price – Gold (per ounce)	$417	$452	$422	$452	$498	$462	$415
– Copper (per pound)	$1.62	$1.62	$1.59	$1.85	$2.28	$1.94	$1.36
Total cash costs (per gold ounce) (note 2)	$(389)	$(397)	$(442)	$(594)	$(871)	$(643)	$(371)

Financial Data

(in thousands)		(note 1)
Revenues	$61,200	$21,200	$65,600	$81,500	$130,900	$299,200	$262,100
Earnings from operations	$32,600	$9,000	$26,300	$36,000	$63,100	$134,400	$145,800

(1)	Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Alumbrera was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2005 would be $166 per ounce of gold and $0.83 per pound of copper (December 31, 2004 – $167 per ounce of gold and $0.50 per pound of copper).
During fiscal 2005, Alumbrera established a new record for tonnes of ore milled, primarily as a result of on-going productivity improvements assisted by the flotation plant expansion completed during 2004.
Average gold grades mined decreased approximately 13% compared with 2004, in line with plan, and are expected to be 10% higher in 2006. Copper grades were in line with 2004 as were gold and copper metallurgical recoveries.

Average realized gold and copper prices were 11% and 43% higher, respectively, compared to 2004. Operating costs for the year were adversely affected by inflationary pressures, primarily a doubling of copper concentrate treatment and refining charges, a 36% increase in ocean freight costs, a 60% increase in fuel costs and a 20% increase in electricity, compared with 2004. The effect of the increased costs was offset by higher realized copper prices, resulting in total cash costs of minus $643 per ounce of gold, compared with minus $371 per ounce in 2004. In accordance with the Company’s revenue recognition policy, metal sales prices are subject to adjustment on final settlement. This can be a factor in causing average realized prices to differ from average spot prices.
Alumbrera had an excellent fourth quarter, with higher average grades and excellent recoveries. Record shipments of concentrates were also achieved for the quarter.
In August 2005, Alumbrera announced an increase in ore reserves of more than 10%, which added 500,000 ounces of gold and 375 million pounds of contained copper (Goldcorp’s share – 188,000 ounces of gold and 141 million pounds of copper). Further intensive in-pit resource definition work will be performed with the objective of adding additional ore reserves in 2006. In conjunction with the exploration work, open pit trials of multiple benching and pre-splitting continues to produce excellent results in the upper benches of the mine, further reinforcing the possible opportunities to optimize the pit ore recovered and reduce waste rock volumes.
Initial work has begun on an 8% throughput expansion of the concentrator to a 40 million tonne per annum milling capacity through the installation of a 6.7 megawatt ball mill and ancillary equipment. Orders for major long lead time equipment were placed in 2005. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share $6 million) with commissioning expected by the end of 2006.
During 2004, Alumbrera accrued cash taxes payable of $46 million (Goldcorp’s share), which were paid in May 2005. Goldcorp’s share of Alumbrera cash taxes accrued for 2005 amounted to $62 million of which $33 million remain to be paid in May 2006.
Earnings from operations of Alumbrera are presented after depreciating the fair value of Alumbrera’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.

Luismin Mines

	2005
						Total	Total
	Q1	Q1	Q2	Q3	Q4	2005	2004
		(six weeks)
		(note 1)				(note 1)	(note 1)
Operating Data
Tonnes of ore milled	199,000	100,800	218,700	244,100	250,600	814,200	790,100
Average mill head grade – Gold (grams/tonne)	6.59	6.58	6.23	5.55	5.57	5.94	5.58
– Silver (grams/tonne)	394	328	362	332	298	343	297
Average recovery rate – Gold (%)	95%	96%	95%	94%	94%	95%	95%
– Silver (%)	88%	90%	91%	88%	88%	89%	90%
Gold produced (ounces)	40,000	20,400	41,800	41,000	42,100	145,300	132,500
Silver produced (ounces)	1,894,000	961,500	1,974,400	2,005,700	1,855,700	6,797,300	6,665,500
Gold sold (ounces)	38,300	23,300	44,000	39,100	42,200	148,600	132,100
Silver sold (ounces)	1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	6,674,500
Average realized price – Gold (per ounce)	$428	$430	$427	$440	$486	$448	$410
– Silver (per ounce)(note 2)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$5.93
Total cash costs per gold ounce (note 2)	$86	$80	$115	$118	$145	$119	$97

Financial Data

(in thousands)		(note 1)

Revenues	$22,900	$13,800	$25,600	$24,300	$27,000	$90,700	$91,500
Earnings from operations	$5,500	$4,000	$4,500	$4,500	$6,700	$19,700	$42,200

(1)	Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Luismin was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).
During 2005, Luismin achieved record production for the second consecutive year. Luismin continues to invest in infrastructure and exploration at the San Dimas mine, which has allowed for access to better grades and increased haulage efficiency. During the year, the mill capacity was increased by 30% to 2,100 tonnes per day. This, together with improved ore grades, resulted in an increase in gold production by 25% (silver 16%), compared to 2004 on a full year over year basis. Cash costs were higher during 2005 compared to 2004, due primarily to fuel and labour cost pressures, as well as under-utilization of mill capacity.
Exploration activities continued throughout the year, confirming the continuity of the veins 175 meters below the current mining levels of the high grade zones in the Central Block at San Dimas, and a new breccia-type ore body discovered in the Nukay mine. Proven and probable reserves were increased by 21%, compared with 2004, after taking into account production during the year. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in ownership of Silver Wheaton by Goldcorp to 62% (refer to Subsequent Events section).
Earnings from operations of Luismin are presented after depreciating the fair value of Luismin’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets. In addition, the prior year earnings from operations included approximately nine months of silver sales at spot prices, prior to Luismin entering into a contract with Silver Wheaton under which silver is sold to Silver Wheaton at $3.90 per silver ounce.

Peak Mine

	2005
						Total	Total
	Q1	Q1	Q2	Q3	Q4	2005	2004
		(six weeks)
		(note 1)				(note 1)	(note 1)
Operating Data
Tonnes of ore milled	167,300	82,600	165,200	148,700	176,600	573,100	663,400
Average mill head grade – Gold (grams/tonne)	5.95	6.22	6.67	6.94	8.26	7.09	7.40
– Copper (%)	0.61%	0.58%	0.28%	0.46%	0.65%	0.50%	0.58%
Average recovery rate – Gold (%)	90%	91%	88%	89%	93%	90%	90%
– Copper (%)	80%	82%	60%	71%	84%	74%	79%
Gold produced (ounces)	29,000	15,100	31,100	29,700	43,600	119,500	142,700
Copper produced (thousands of pounds)	1,819	864	579	1,065	2,111	4,619	6,695
Gold sold (ounces)	27,800	17,300	27,200	26,200	50,000	120,700	139,700
Copper sold (thousands of pounds)	1,612	1,612	505	734	1,826	4,677	6,361
Average realized price – Gold (per ounce)	$422	$423	442	$449	$493	$462	$413
– Copper (per pound)	$1.36	$1.36	1.53	$1.71	$1.88	$1.70	$1.38
Total cash costs per gold ounce (note 2)	$278	$272	246	$241	$192	$228	$192

Financial Data

(in thousands)		(note 1)
Revenues	$12,100	$8,000	12,300	$11,500	$27,000	$58,800	$63,000
Earnings from operations	$1,700	$1,700	2,100	$1,900	$11,300	$17,000	$23,800

(1)	Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Peak was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.
The Peak mine sold 120,700 ounces of gold for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (2004 – 139,700 gold ounces). Plant capacity was successfully increased by 6% to 700,000 tonnes per annum in July 2005, and mill improvements resulted in better ore processing control, providing improved recoveries in the fourth quarter. These improvements, combined with higher copper prices, produced total cash costs of $228 per gold ounce for the year (2004 – $192 per gold oz), despite inflationary cost pressures and lower average grades, compared with 2004.
Significant improvements were made to the operation during the year, including successful construction and commissioning of the New Cobar underground mine, and plant upgrades and de-bottlenecking. During 2006, the main priority is to increase mill throughput to use full plant capacity of 700,000 tonnes per annum with the aim to ramp up to 750,000 tonnes per annum in 2007.
Exploration work and delineation drilling continues to focus on New Cobar, Upper Peak and Perseverance Zone D, where additional resources have been discovered during the year.
Earnings from operations of Peak are presented after depreciating the fair value of Peak’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.

Wharf Mine

	2005
					Total	Total
	Q1	Q2	Q3	Q4	2005	2004

Operating Data
Tonnes of ore mined	646,000	584,300	755,500	775,600	2,761,400	3,049,000
Tonnes of ore processed	656,000	561,100	773,900	644,300	2,635,300	3,036,000
Average grade of gold processed (grams/tonne)	1.10	0.99	1.04	0.95	1.00	0.96
Average recovery rate (%)	75%	75%	75%	75%	75%	75%
Gold produced (ounces)	17,700	16,400	11,200	17,200	62,500	76,100
Gold sold (ounces)	34,300	15,700	15,300	15,500	80,800	62,300
Average realized gold price (per ounce)	$431	$429	$444	$497	$446	$408
Total cash costs (per ounce)	$282	$291	$307	$366	$304	$255

Financial Data

(in thousands)
Revenues	$14,900	$7,000	$7,000	$8,200	$37,100	$26,100
Earnings from operations	$2,000	$600	$500	$800	$3,900	$3,600
The Wharf Mine produced 62,500 ounces of gold in 2005 (2004 – 76,100 ounces). Gold sales were 80,800 ounces, compared to 62,300 ounces in 2004. The increase in gold sales is due to the discontinuance of the Company’s previous policy of holding back from sale approximately one-third of mine production. Current year gold sales included 22,000 ounces of gold held as inventory at December 31, 2004.
Total cash costs were $304 per ounce in 2005, compared to $255 per ounce during 2004, primarily as a result of lower tonnes processed and State taxes on gold sales, resulting from higher realized gold prices.
Mine operations will continue throughout 2006 at the Trojan pit and are then expected to cease in the second quarter of 2007. Gold will continue to be produced from the heap leach pads throughout 2007.
The on-going progressive reclamation practice is an important aspect of the successful mine site rehabilitation program at the Wharf and Golden Reward properties. As part of the ongoing program, approximately 26 acres of disturbed land were reclaimed in the Trojan pit area in 2005.

Silver Wheaton Corp (Goldcorp interest – 59%)

(100% figures shown)	2005
						2005	2004
	Q1	Q1	Q2	Q3	Q4	Total	Total
		(six weeks)
		(note 1)			(note 1)		(note 1)
Operating Data
Ounces of silver purchased – Luismin	1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	1,387,300
– Zinkgruvan	330,800	223,300	476,200	531,000	335,600	1,566,100	240,500
– Total	2,304,800	1,538,100	2,452,600	2,534,800	2,147,900	8,673,400	1,627,800
Ounces of silver sold – Luismin	1,974,000	1,314,800	2,088,000	2,003,800	1,820,100	7,226,700	1,387,300
– Zinkgruvan	349,000	226,400	580,400	531,000	356,600	1,694,400	117,800
– Total	2,323,000	1,541,200	2,668,400	2,534,800	2,176,700	8,921,100	1,505,100
Average realized silver price (per ounce)	$6.92	$7.04	$7.22	$7.13	$8.03	$7.31	$7.30
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

(in thousands)		(note 1)
Revenues	$16,000	$10,900	$19,300	$18,100	$17,400	$65,700	$11,000
Earnings from operations	$5,300	$3,300	$5,400	$5,100	$5,700	$19,500	$4,300

(1)	Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Silver Wheaton was not owned by Goldcorp during 2004, data shown is for comparative purposes only.
Goldcorp acquired a 65% interest in Silver Wheaton, a publicly traded company, on the acquisition of Wheaton effective February 15, 2005. Goldcorp’s ownership was diluted to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to outside interests. Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in Goldcorp’s ownership to 62% (refer to Subsequent Events section).
Earnings from operations of Silver Wheaton are presented after depreciating the fair value of Silver Wheaton’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
PROJECT DEVELOPMENT REVIEW
Amapari Project
Project commissioning continued during the fourth quarter of 2005, focusing on consistently achieving the design throughput rates for the crushing, agglomeration and stacking systems. During the fourth quarter, 532,000 tonnes of ore grading 2.68 grams/tonne (contained gold of 45,900 ounces) were stacked on the heap leach pads and placed under irrigation. Mining of ore and pre-stripping of waste continued during the fourth quarter from five pits, with 3.6 million tonnes of waste removed and 550,000 tonnes of ore mined. During the year, 918,000 tonnes of ore were stacked on the heap leach pads, grading 2.54 grams/tonne (contained gold of 74,800 ounces) and 7.4 million tonnes of waste were mined. The mining fleet is now fully equipped, with all large haul trucks commissioned and put into operation. During the fourth quarter, commissioning also continued on the hydrometallurgical plant, with a total of 24,700 ounces of gold poured, and construction of the main workshop, reclaimer and spent ore conveyor system was also completed. Commercial production was achieved effective January 1, 2006.

At December 31, 2005, direct construction costs for the project totaled $83 million. These costs continued to be negatively impacted by the strong Brazilian currency, which has appreciated against the United States dollar by 32% since construction commenced. This currency appreciation, together with oil and steel price increases, has increased total costs by approximately $29 million above budget. Also, additional expenditures of $27 million have been incurred, which were originally anticipated in 2006 and future years, in order to increase mining flexibility. These expenditures primarily relate to additional mining fleet and pre-stripping costs.
Infill drilling in the main pit continues to assist long term open pit and underground mine planning. Exploration activities continue at Urucum East where diamond drilling has intersected 11.6 metres at 2.15 grams/tonne of gold. Ground geophysical surveys have commenced at Timbo where a 3 kilometer trend of prospective terrain was previously outlined. Exploration work programs consisting of mapping and sampling were undertaken on three other projects within the 120 kilometer long tenement package.
Los Filos/Bermejal Project
On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation. The Bermejal gold deposit is located just 2 kilometres south of Goldcorp’s Los Filos gold deposit.
The Company plans to develop the two deposits as a single operation with two open pits and one single heap leach pad facility. A detailed engineering study for the combined project will be completed during the first quarter of 2006.
Several primary infrastructure development activities commenced during 2005 such as upgrading the existing road and construction of power and water supply systems, which are expected to be completed during March 2006.
Pre-stripping of the Los Filos pit was commenced, with the arrival of the mine equipment for this pit. All of the mine equipment required for the Bermejal pit, as well as all the major process equipment, was ordered during the year in order to secure adequate delivery dates.
Environmental permits for infrastructure works and the development of both pits have been obtained. Environmental impact assessments, which include the new pad area and both pits, as well as the land use change technical study and the environmental risk analysis have been approved by the Mexican Government Agency. All significant permits required have now been received.
Capital expenditures to December 31, 2005 amounted to $84 million and commercial production is projected to commence at the end of the first quarter of 2007.
EXPENSES

(in thousands)	2005	2004	2003

Depreciation and depletion	$135,264	$21,387	$25,225
Corporate administration	29,943	10,367	10,303
Exploration	8,035	6,701	3,006
Depreciation and depletion, which relates to mining activities, increased to $135 million for the year, compared to $21 million in 2004 and $25 million in 2003, primarily as a result of the acquisition of Wheaton mining assets effective February 15, 2005 and the resulting fair value allocation to those assets.
Corporate administration costs increased during 2005, compared to the same period in 2004 and 2003, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results in 2005.
Exploration costs increased slightly during 2005, compared to 2004, due primarily to the consolidation of Wheaton’s operating results in 2005. The increase in total explorations costs from 2003 to 2005 reflects ongoing efforts to search for additional ore bodies, primarily in the Red Lake district.

OTHER INCOME (EXPENSE)

(in thousands)	2005	2004	2003

Interest and other income	$9,244	$9,354	$8,905
Stock option expense	(13,876)	(5,081)	(2,275)
Gain on foreign exchange	474	211	(1,164)
Gain (loss) on marketable securities, net	10,142	(9,006)	10,230
Dilution gain	18,732	—	—
Corporate transaction costs	(3,592)	—	—

	$21,124	$(4,522)	$15,696

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5.3 million. During the year, the Company granted 5,095,000 stock options vesting over a period of three years, with a fair value of $20.4 million. Of this, stock option expense of $7.9 million has been recognized in the year, $8.4 million will be recognized in 2006, $3.3 million in 2007 and $0.8 million in 2008.
During the current year, the Company realized gains on disposal of marketable securities held of $10.1 million. In 2004, the Company recorded a $9.0 million provision for decline in the value of marketable securities while in 2003, the Company recorded gains of $10.2 million. During 2005, the Company disposed of certain non-core assets, including industrial minerals and oil and gas operations, for a net gain of approximately $0.5 million, included in other income.
During the fourth quarter of 2005 Silver Wheaton, a publicly traded company, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%. As a result of the dilution in share ownership, a dilution gain of $18.7 million arose, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved.
Corporate transaction costs in 2005, pertaining to the acquisition of Wheaton, in the amount of $3.6 million relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under current accounting standards and thus have been expensed.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2005 totalled $142.4 million, approximately 34% of earnings before taxes and dilution gain. In 2004, income and mining taxes were $30.1 million, or 37% of earnings before taxes (2003 – $54.0 million or 37%).
The lower effective tax rate during 2005 is due to the lower statutory tax rates applicable to the Wheaton operations. The statutory tax rate at Goldcorp’s Canadian operations is approximately 40% while the combined statutory tax rate at the Wheaton operations is approximately 30%.
NON-CONTROLLING INTERESTS
During the year ended December 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest in the amount of $141.9 million. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million. Goldcorp acquired the 18% non-controlling interests’ share of Wheaton on April 15, 2005.
A further non-controlling interest, in the amount of $54.9 million, arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of additional shares by Silver Wheaton to non-controlling interests. The non-controlling interests, share of Silver Wheaton net earnings for the year ended December 31, 2005 amounted to $8.6 million.
NON-GAAP MEASURE — PRO FORMA ADJUSTED NET EARNINGS
“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the year ended December 31, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full year, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations. Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs (including investment banking, legal, and other fees relating to the acquisition of Wheaton) and includes adjustments for gold bullion withheld or sold during the period and estimated additional depreciation and depletion. Management believes that such adjustments are appropriate. Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”. Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.
Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings

(in thousands)	2005	2004	2003

Net earnings	$$285,698	$51,347	$98,804
Non-controlling interest in Wheaton (note 1)	3,548	—	—
Wheaton:
Results for January 1 – February 14, 2005 (note 2)	17,145	—	—
Estimated additional depreciation and depletion (note 3)	(4,383)	—	—

	302,008	51,347	98,804

Corporate transaction costs (note 4)	6,099	—	—
Gold bullion adjustments (note 5)	(39,392)	32,900	(13,100)

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

(1)	Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and April 15, 2005.

(2)	Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)	Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)	Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger. This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)	Represents adjustment to recognize earnings on all gold bullion withheld from sale, or sold, during the period. During the second quarter of 2005 the Company decided to abandon its previous policy to withhold gold bullion production and sold its bullion inventory.

Reconciliation of Pro Forma Adjusted Basic Earnings per Share
The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)	2005	2004	2003

Weighted-average number of Goldcorp shares outstanding for the period	314,292	189,723	183,574
Adjustment to reflect acquisition of 100% of Wheaton, assumed to be effective January 1, 2005	21,631	—	—

Pro forma weighted average number of shares outstanding for period	335,923	189,723	183,574

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

Pro forma adjusted basic earnings per share	$0.80	$0.44	$0.47

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except gold ounces sold and per ounce amounts)	2005	2004	2003

Operating expenses per financial statements	$304,032	$66,601	$86,963
Industrial minerals operating expense	(9,881)	(11,723)	(11,747)
Treatment and refining charges on concentrate sales	49,376	—	—
By-product silver and copper sales, and other	(304,788)	(3,535)	(3,267)
Non-cash adjustments	(9,548)	(2,168)	(4,156)

Total cash costs	$29,191	$49,175	$67,793

Divided by gold ounces sold	1,344,600	427,600	677,900

Total cash costs per ounce	$22	$115	$100

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005 the Company held cash and cash equivalents of $562 million (December 31, 2004 – $333 million) and had working capital of $582 million (December 31, 2004 – $400 million).
In the opinion of management, the working capital at December 31, 2005, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $4,066 million at December 31, 2005 from $702 million at December 31, 2004, primarily as a result of the acquisition of Wheaton. The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $3,069 million, an increase in total liabilities of $860 million, and an increase in shareholders’ equity of $2,209 million. Mining interests increased by $2,502 million, representing the fair value of Wheaton’s mining properties acquired, and goodwill was recorded of $149 million. Future income tax liabilities of $632 million were accrued on the acquisition and will be amortized to income as the related mining interests are depreciated or depleted. The accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities. In particular, on business acquisitions, the Company grosses up the value of mining interests acquired to reflect the recognition of future income tax liabilities for the tax effect of such differences.
During the year, the Company generated operating cash flows of $466 million compared with $53 million during 2004. The favourable non-cash operating working capital movement of $47 million during the year ended December 31, 2005 primarily resulted from the second quarter sale of the gold bullion inventory, and accrued taxes of $93 million as at December 31, 2005, to be paid in 2006. Conversely, a negative non-cash operating working capital movement of $49 million during the year ended December 31, 2004 was largely due to cash tax payments.
The acquisition of Wheaton during 2005 resulted in net cash acquired of $132 million after cash payments of acquisition costs. In January 2005, the Company invested cash of $70 million to acquire the Bermejal property in Mexico. During the year ended December 31, 2005, the Company invested a total of $278 million in mining interests, including $58 million at Red Lake, $125 million at the Luismin operations, $64 million at Amapari and $20 million at Peak.
Cash dividend payments for the year totalled $151 million, primarily due to the payment of a special $0.50 per share cash dividend, totalling approximately $95 million, during the first quarter. The Company paid a monthly dividend of $0.015 per share, resulting in further cash dividend payments for the year of $56 million.
As of March 3, 2006, there were 341 million common shares of the Company issued and outstanding and 13.6 million stock options outstanding under its share option plan. In addition, the Company had 7 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 161.5 million Series A, B and C share purchase warrants outstanding (exchangeable for 40.4 million common shares), issued in exchange for existing Wheaton share purchase warrants.
Derivative instruments
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39 million relates to 2007. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 – $5,267,000; 2003 – $6,672,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total minimum payments required	$17,111

Related party transactions
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert R. McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4 million. During the year, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.
RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.
Metal prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2006 budgeted net earnings by approximately 21%, 2% or 5%, respectively, excluding the impact of the Placer assets to be acquired.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.
Government regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Foreign operations
The Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Environmental
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $2,981 million at December 31, 2005, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2005 and found them to meet required standards.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:
1)	financial instruments and non-financial derivatives represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements;

2)	fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)	only items that are assets or liabilities should be reported as such in financial statements; and

4)	special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.
The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
During 2005, the CICA also issued Section 3861, Financial Instruments — Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005 the CICA issued Section 3865, Hedges. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. This Section is based on the same four fundamental decisions that serve as cornerstones to Financial Instruments — Recognition and Measurement, Section 3855- above. Accordingly, this Section does not affect whether a financial instrument or other derivative is reported in the financial statements. The special accounting permitted by this Section does not affect the requirement that all derivative financial instruments be measured at fair value. This Section generally does not permit gains or losses on hedging items to be deferred in the balance sheet as if they were assets or liabilities. This Section contains requirements that specify when a hedge may qualify for special accounting. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3831, Non-Monetary Transactions. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former CICA Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

•	the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005, the CICA issued Section 3051, Investments which continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
On March 2, 2006, the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The Emerging Issues Committee reached a consensus that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The Committee reached a consensus that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The accounting treatment as described in this Abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.
OUTLOOK
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of certain Placer assets from Barrick.

SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer Dome”) for approximately $10.1 billion in shares and cash and, in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise.

(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. The transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April 2006.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore. In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by March 15, 2006.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers should refer to the respective annual information forms of Goldcorp and Wheaton River Minerals Ltd., each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.